3225 McLeod Drive, Suite 100

Las Vegas, NV89121

(800) 351-3021

February 10, 2016

VIA EMAIL AND EDGAR

Emily Drazan - Staff Attorney

Celeste M. Murphy - Legal Branch Chief

Larry Spirgel - Assistant Director

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DrazanE@SEC.GOV

Re:Music of Your Life, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 5, 2016

File No. 333-208888

Dear MesdamesDrazan and Murphy and Messr. Spirgel:

We serve as counsel to Music of Your Life, Inc., a Florida corporation (the “Company”) with respect to its submission of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on February 5, 2016. We are in receipt of your email to the Company, dated February 10, 2016, and this letter is written in response thereto. We have reproduced your comment below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT.Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

RESPONSE: We have included the requested titles on the signature page.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 10, 2016

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816 2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

MUSIC OF YOUR LIFE, INC.

/s/ Marc Angell

Marc Angell

Chief Executive Officer